Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form F-3 No. 333-248804) and related prospectus of Studio City International Holdings Limited for the registration of up to 32,215,239 American Depositary Shares (ADSs), each of which represent four Class A ordinary shares, and to the incorporation by reference therein of our reports dated March 31, 2020, with respect to the consolidated financial statements of Studio City International Holdings Limited, and the effectiveness of internal control over financial reporting of Studio City International Holdings Limited, included in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Hong Kong

September 25, 2020